[This press release is being filled with the SEC pursuant to certain US securities rules. Certain information has been redacted to comply with such rules.]

Evolving Gold Initiates Drilling at Malone Gold Prospect, New Mexico

October 18, 2007, Vancouver, British Columbia: Evolving Gold Corp. (TSX-V:EVG) (OTCBB: EVOGF) (FSE:EV7) (the “Company”) is pleased to announce the initiation of diamond drilling at the Company’s 100 percent-owned Malone gold prospect. Malone is located in the southwestern part of the State of New Mexico, U.S.A., in Grant County, approximately 20 km northeast of the town of Lordsburg and 17 km southwest of the Tyrone porphyry copper deposit. Approximately 1,500 meters of drilling are planned in six holes for the first phase program.

Dr. Lawrence A. Dick, President of Evolving states: “The Malone drilling marks the beginning of a very [redacted information] drilling program that will involve both core and reverse circulation drill testing of many of our gold and silver prospects in the southwest United States, including at least six projects in Nevada, between now and the end of 2008”.

Gold mineralization at Malone is hosted in highly-fractured crystalline basement rocks and shares geological similarities to a number of other, significant gold deposits defining a broad linear zone trending across New Mexico, Arizona, southeastern California and northern Sonora. The property, which contains historic underground workings and saw limited, small-scale production beginning in 1884, consists of 80 unpatented mining claims covering about 1,500 acres. The property was acquired by Newmont Mining Corporation in 2004, who carried out limited surface exploration. Evolving purchased the claims in 2006 from Newmont, the latter retaining a 2% net smelter royalty (NSR).

Surface, geochemical rock chip sampling by Newmont and later by Evolving has shown that gold and silver mineralization is hosted by planar quartz veins, irregular quartz stockworks, and stringer zones. Of the 233 rock chip samples collected by Newmont geologists over the property, 33 samples contained between 1 and 23 grams per tonne (gpt) gold, while 25 samples contained between 0.5 and 1.0 gpt gold. The target at Malone is a bulk tonnage deposit amenable to open pit mining.

About Evolving Gold Corp.

Evolving Gold Corp. is an emerging exploration and development company focused on building value through the acquisition and exploration of prospective gold prospects in the southwestern United States, in particular Nevada. The Company is actively exploring 12 separate gold properties, primarily in the state of Nevada.

Evolving recently signed an LOI to enter into an agreement with Newmont Mining Corporation concerning an exploration partnership on four prospective gold properties located within the Carlin Gold Trend (see press release dated October 2, 2007 http://tinyurl.com/39g2or) In total, Evolving holds over 100,000 acres of exploration lands in Nevada, Wyoming and New Mexico. Drilling on the Company’s Nevada properties is scheduled to begin in November.

In compliance with National Instrument 43-101 (“NI 43-101”) Lawrence A. Dick, Ph.D., P.Geo. is the Qualified Person responsible for the accuracy of this news release.

For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.
“Lawrence Dick, Ph.D., P.Geo.
President and Director

FOR MORE INFORMATION, PLEASE CONTACT:
Evolving Gold Corp.
Bill Gillies, Investor Relations
billthepilot@evolvinggold.com
Direct (604) 639-0432
Toll free 1-866-604-3864
www.evolvinggold.com

OR

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
 James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

OR

Excelsior Communications Inc.
Miranda Bradley, Managing Partner
miranda@excelsiorcommunications.com
Direct (416) 860-2509
www.excelsiorcommunications.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375   Fax. (604) 909-1163   Email: info@evolvinggold.com   Web:www.evolvinggold.com
TSX-V: EVG     OTC-BB: EVOGF